Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E004

April 4, 2023

VIA EDGAR AND ELECTRONIC DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549 USA
Attention:          Claire Erlanger
                           Kevin Woody

Re:          ELBIT SYSTEMS LTD (the “Company”)
Form 20-F for the Year Ended December 31, 2021 (the “2021 20-F”)
Response Letter Dated March 20, 2023
File No. 000-28998

Dear Ms. Erlanger and Mr. Woody:

We set forth herein our responses to the comments contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 23, 2023, with respect to our response letter referenced above. For your convenience, prior to our response below, we restated the applicable Staff comment.

Form 20-F for the Year Ended December 31, 2021

Note 23. Major Customers and Geographic Information, page F-73

Comment:

1.
We note from your response that you intend to modify your segment disclosure to transition from one reportable segment to five reportable segments starting with the Form 20-F for the year ended December 31, 2022.  Please explain to us whether you determined the change in the number of segments was due to an error in your identification of operating segments and if so, please tell us how you evaluated the materiality of the error on your financial statements and related disclosures and the impact on your conclusions regarding the effectiveness of internal controls over financial reporting and disclosure controls and procedures. If you do not believe this was an error, please explain why. In this regard, it appears from your response that the change was due to evaluating judgements regarding the application of ASC 280 during the year end process, rather than a change in your business or to information used by the CODM to allocate resources or assess performance. Please explain.

* Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter, which have been replaced with the following placeholder “[***]” in the letter filed via EDGAR. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). The Company has also delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E005
Response:

The Company does not believe its decision to transition from one reportable segment to five reportable segments was due to an error in the identification of its segments.  Rather, the determination reflects a shift in judgment in connection with the Company’s financial statement closing process for the fiscal year ended December 31, 2022 and in light of the Staff’s comments.  The Company believes the decision reflects the complexity of ASC 280 and the judgment required to apply it.

As detailed in the Company’s prior responses to the Staff’s comments dated December 12, 2022, January 19, 2023 and March 20, 2023, the Company believes its historical approach of one reportable segment was justified under ASC 280.  The substantial size of intersegment eliminations in the draft segment disclosure ([***]), as presented in the Company’s March 20, 2023 letter, also underscores the extensive collaboration among the Company’s business units (“BUs”), and room for differing good-faith views when applying ASC 280 to the Company.

However, as described in the Company’s letter dated March 20, 2023, the Company has determined that transitioning to five reportable segments is a better approach under ASC 280 and also has the benefit of providing investors with additional useful disaggregated information.  In addition, the Company’s determination was influenced by its financial performance for the fiscal year ended December 31, 2022, which resulted in a decision by the CODM, and corresponding notifications to the general managers (“GMs”) of each BU, to significantly increase its focus on each BU’s execution.  Beginning in 2023, the CODM requires each BU’s GM to frequently report its performance on an additional set of financial and operational matrices, in order to more closely monitor each BU’s performance and the corresponding invested resources utilized by each BU.

In view of the Company’s goal of resolving the Staff’s comments in advance of filing the Company’s Form 20-F for the fiscal year ended December 31, 2022, and in appreciation of the Staff’s comments, the Company also evaluated, for the avoidance of any doubt, whether a change in its reportable segments would have materially affected its historical financial statements based on SAB Topic 1.M or its previous conclusions that the Company had effective internal control over financial reporting and effective disclosure controls and procedures.  As detailed in Annex A, the Company concluded that any such change would not have materially affected its historical financial statements or its conclusions about the effectiveness of its internal control over financial reporting and disclosure controls and procedures.

Comment:

2.  We note from your response that you intend to modify the notes to the financial statements to provide information related to the newly identified segments. Please review the guidance in ASC 280-10-50 and ensure your revised disclosure provides all information required by this guidance.

Response:

The Company has reviewed the guidance in ASC 280-10-50 to ensure its revised disclosure in Annex B provides all relevant information required by this guidance and will recast its segment disclosures on a retrospective basis, providing the revised proposed financial statement note disclosures for the three years ended December 31, 2022, as shown in Annex B.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at: kobi.kagan@elbitsystems.com.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E006

Very truly yours, ELBIT SYSTEMS LTD. By: /s/ Kobi Kagan Name: Dr. Kobi Kagan Title: Executive Vice President and Chief Financial Officer

cc:	Jonathan Ariel, Adv., Executive Vice President and Chief Legal Officer, Elbit Systems Ltd.
Adam Fleisher, Esq., Cleary Gottlieb Steen & Hamilton LLP
Joshua Ravitz, Adv., Herzog Fox & Neeman

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E007

Annex A:  Materiality Analysis

Per SAB Topic 1.M, Assessing materiality, “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”  As for qualitative characteristics, the FASB stated the essence of the concept of materiality as follows:  “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

As outlined in the Company’s letter dated March 20, 2023, the Company historically identified each of its BUs as reporting units for goodwill impairment testing and has not experienced any goodwill impairment.  Because the Company’s determination of its reportable segments aligns with its historical BUs, the Company did not have to perform retrospective impairment tests, and there is no risk of any potential impairment loss in connection with the change to five reporting segments.  As a result, even if an error had occurred, it would have had no quantitative effect.

In addition to analyzing the quantitative impact of the change in reportable segments, the Company also evaluated, on a qualitative basis, whether the omission of segment disclosure in prior years could be considered a material error, in accordance with the guidance provided by SAB Topic 1.M.  Although the Company historically reported one reportable segment, the Company for years consistently disclosed the following in accordance with ASC 280:

a.  Areas of operations – The area of operations disclosure provided users of the financial statements with a breakdown and insights into the Company’s consolidated revenue from different types of operations.

b.  Geographical areas – The Company also disclosed geographical splits, which provided a view of the diversity of locations where the Company’s customers are, and enabled users of the financial statements to assess the Company’s exposure to different locations.

Although the information disclosed regarding the Company’s areas of operations and geographical breakdown was not as detailed as what would have been required if the Company had previously identified reportable segments, the Company believes that it provided relevant and useful information to enable users to assess its performance.

The Company does not believe that a reasonable person would consider the information that would have been disclosed had the Company reported in separate segments necessary to make investment decisions about the Company.

Additionally, the Company has considered the following qualitative factors noted in SAB Topic 1.M.:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The change in reportable segments does not result in any changes to any reported financial results.  Segment analysis is a process that requires significant judgment and does not involve precise or estimated measurements.

•	Whether the misstatement masks a change in earnings or other trends

The change in reportable segments does not reveal any previously undisclosed material results or trends.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E008

The vast majority of the Company’s revenues for the reported periods were derived from defense, security and homeland security end-markets.  The long-term trends in these end-markets and their impact on long-term revenue growth and profitability are generally similar across the Company’s segments.

The 2021 20-F disclosed the factors that drove major year-over-year changes in revenue and income at the segment level:

o
The disclosure explains that the significant increase in Aerospace activities revenues from 2020 to 2021 resulted from airborne precision-guided munition sales, following a significant contract win in Asia-Pacific.  (“The increase in revenues in the area of airborne systems was mainly a result of sales of airborne precision guided munitions in Asia-Pacific.”)

o
Similarly, the disclosure describes the negative effect of COVID-19 in 2020 on the Company’s commercial aviation activities (part of the Aerospace segment). (“Over the last two years the Covid-19 pandemic has impacted global supply chains and caused temporary disruptions to the commercial avionics market. This resulted in our incurring approximately $60 million in non-cash expenses in the third quarter of 2020 relating to our commercial aviation activities.”)  The precision-guided munition sales, together with this write-off, in turn were the primary drivers for Aerospace segment revenues and income in 2021.

o
In addition, the disclosure explains that the increase in revenue in North America (mainly the ESA segment) was principally the result of including three quarters of sales from Sparton, which was acquired in 2021, as well as growth in sales of medical instrumentation.  (“The increase in North America in 2021 was mainly a result of higher sales of airborne systems and Sparton’s products, as well as growth in sales of medical instrumentation.”)  These sales similarly were the principal driver for the increase in ESA segment income in 2021.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The change in reportable segments does not hide a failure to meet analysts’ consensus expectations for the Company.  The Company does not provide guidance for future revenues and profit.  However, the Company believes the disaggregation of revenues by area of operations and geographical areas, along with additional information provided in the Company’s annual report on Form 20-F and current reports on Form 6-K, particularly the Company’s MD&A disclosure, has enabled analysts to assess trends within the business as it has evolved over time, and provided equity and debt investors with sufficient information to make their investment decisions:

o	Defense companies like Elbit generally operate in a similar legal and regulatory environment, under similar customer budgetary constraints and through similar distribution channels.

o
Given these broad industry conditions, as well as the substantial joint collaboration among the Company’s segments, as noted above, the Company believes that investors and analysts primarily focus on the Company’s consolidated results and the historically disclosed disaggregation of revenues by area of operation and geography, together with the Company’s other disclosure.

o
Investors and analysts are familiar with the acceptable margins for defense companies that operate in a heavily regulated industry with a relatively small number of end-customers and suppliers.  The Company’s experience – including, for example, with analyst questions on the Company’s quarterly earnings calls – is that they focus on consolidated growth and profitability, and that geographic mix and operational execution drive their expectations more than a particular product line or segment.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E009

•	Whether the misstatement changes a loss into income or vice versa

The change in reportable segments does not impact the consolidated results of the Company.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The change in reporting segments relates to the Company as a whole and, as described above, the Company believes that its consistent historical disclosures of disaggregated revenue, including by areas of operations and geographical areas, help bridge any disclosure differences.  In addition, based on the Company’s historical reporting units, there could be no goodwill impairment.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

The change in reportable segments does not impact the Company’s compliance with any regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The change in reportable segments does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Management’s compensation has not been affected by the change in reportable segments disclosure.  As described in the Company’s response letter dated January 19, 2023, management’s compensation generally consists of salary and benefits, equity or other share price-linked compensation and cash bonuses, which may be based on quantitative and qualitative criteria. These compensation arrangements are based on the relevant criteria or achievements and are not affected by the change to five reporting segments.

•	Whether the misstatement involves concealment of an unlawful transaction

The change in reportable segments and reporting units does not conceal an unlawful transaction.

As a result, the Company believes that even if an error existed with respect to the Company’s application of ASC 280, it would not have been material, and, accordingly, the Company also believes that its historical financial statements were not materially misstated.

In addition to the above, the Company has conducted an analysis to assess the impact of the omitted disclosures on the Company's internal control over financial reporting (“ICFR”).  This analysis specifically evaluated whether the omission of disclosures related to reportable segments would have resulted in a material weakness in the Company’s ICFR.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E010

A material weakness exists when there is a deficiency or combination of deficiencies such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.  As detailed above, the Company believes that any error that would have resulted from the omitted disclosures would have been limited to differences in disclosure.  This belief is based on the following factors:

•
The Company’s historical reporting units align with its identified reportable segments, which means that the changes in reportable segments could not cause the Company to miss any goodwill impairment tests and, therefore, omit any past impairment losses.

•
The Company believes that its historical disclosures regarding areas of operation and geographical areas help bridge the disclosure differences that would have arisen from not identifying the reportable segments.

Based on the above, the Company believes that it is not a reasonable possibility that a material misstatement of the Company’s annual financial statements would not have been prevented or detected on a timely basis.  Therefore, the Company does not believe that even if there was a deficiency, it would have risen to the level of a material weakness.

The Company also considered whether any potential error would have impacted the effectiveness of the Company’s disclosure controls and procedures. The Company assessed several factors, including established SEC guidance on disclosure controls and procedures; the overall design of disclosure controls and procedures; and the nature of the potential error.  In weighing all of these factors, the Company maintains its belief that its disclosure controls and procedures were effective.  Any potential error would not have resulted from the failure of controls allowing for relevant information to be communicated to management and disclosed in the Company’s SEC filings, but rather from the application of an accounting standard to that information.  In addition, based on the SEC’s views1 that there is a “substantial overlap” between a company’s disclosure controls and procedures and its internal control over financial reporting, and because the Company does not believe any error would have risen to a level of a material weakness, the Company has determined its disclosure controls and procedures were effective.

[1]	SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (June 5, 2003).

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E0011

Annex B:  Proposed Additions to Financial Statement Note regarding Segments Disclosure in Form 20-F (preliminary draft)

[***]

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E0012

[***]

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E0013

[***]

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel